CASTELLUM

82-04683

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.


06018091


SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2006
WASH. D.C.
213
SECTION

Gothenburg, October 25, 2006

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Releases:
Press Release 9/2006, October 16: Castellum invests SEKm 329 and sells for SEKm 53
Press Release 10/2006, October 18: Continued growth in Castellum's income from property management.

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

11/6

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 9/2006

Gothenburg, October 16, 2006

Castellum invests SEKm 329 and sells for SEKm 53

Castellum has through wholly owned subsidiaries acquired properties for SEKm 130, decided on investments of SEKm 199 and sold properties for SEKm 53.

On Norra Älvstranden, which is the new and large explotation area in Gothenburg, an office property of approx. 5,000 sq.m. is under construction. The investment is calculated to SEKm 126 and the building is planned to be completed during the second quarter 2007. At the present time approx. 20 % of the lettable area is signed.

A commercial property of approx. 5,400 sq.m. located in the central parts of Växjö, has been acquired for SEKm 31. The property which holds office and retail premises has large vacancies and will be subject to extensive refurbishment work.

Further, a smaller industrial property in Västerås has been acquired for SEKm 4. The property is located in northern Tunbytorp and the lettable area amounts to sq.m. 760.

A residential property in Helsingborg has been sold to a new tenant owners' association for SEKm 35. The property holds 25 apartments with a total area of approx. 2,800 sq.m.

Further, part of a property in Helsingborg has been sold for SEKm 11. The part sold consisted of 6,300 sq.m. undeveloped land.

On Tyresö in Stockholm, a smaller office property of approx. 1,400 sq.m. was sold for SEKm 7.

The above mentioned transactions have been carried out during the third quarter. In the beginning of October the following transactions have been made.

A commercial property in Gothenburg with a lettable area of approx. 9,500 sq.m. has been acquired for SEKm 80. The property is located nearby the Klippan/Rödasten junction and was in principle fully let at time of taking possession.

Following the signing of a ten year lease contract the planning/projecting of a new construction of approx. 10,000 sq.m. lettable area has started. The building will hold 8,500 sq.m. industrial area and 1,500 sq.m. office area and is located in Lerum. The investment amounts to SEKm 73 and time for moving in is planned to the autumn 2007.

Two commercial properties with a total lettable area of 5,700 sq.m. of which 1,500 sq.m. office premises, have been acquired for SEKm 15. One property is located in Borås and the other one in Lerum. The properties were acquired without vacancies but with terminated contracts.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 23 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on OMX – Nordic list Large cap.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 10/2006

Gothenburg October 18th, 2006

Continued growth in Castellum's income from property management

- **Rental income for the period January – September 2006 amounted to SEKm 1,488 (SEKm 1,422 corresponding period previous year).**
- **Net income after tax for the year amounted to SEKm 836 (743), equivalent to SEK 5.10 (4.53) per share.**
- **Income from property management improved by 9% to SEKm 662 (610), equivalent to SEK 4.04 (3.72) per share.**
- **Net leasing has continued its strong trend during the period and amounted to SEKm 77 (54).**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 662 (610), equivalent to SEK 4.04 (3.72) per share. The improvement amounts to 9%.

During the period changes in value on properties and derivatives amounted to, respectively SEKm 356 (543) and SEKm 119 (-125). Net income for the period was SEKm 836 (743) equivalent to SEK 5.10 (4.53) per share.

During the period investments totalling SEKm 1,545 (911) were made, of which SEKm 877 (527) were acquisitions and SEKm 668 (384) investments in existing properties. Further, 9 properties (25) were sold for a total of SEKm 179 (468).

"The market shows a continued good demand for premises and I'm very pleased with the net leasing during the year" comments Castellum's CEO, Håkan Hellström. "The continued good growth in Swedish economy will however result in higher interest rate levels" adds Håkan Hellström.

An election committee has been appointed in accordance to the decision made by the Annual General Meeting. The election committee is formed by: László Szombatfalvy, Lars Öhrstedt representing AFA, Åsa Nisell representing Robur and the Chairman of the Board Jan Kvarnström.

Enclosure: Interim Report January – September 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 23 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on OMX – The Nordic list Large Cap.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



In Örebro, within the area Aspholmen, a new office building of approx. 3,700 sq.m is under construction. The building will be constructed with a complete system for ground heating and cooling. Time for moving in is expected to December 2006. Within the area Aspholmen, Castellum owns 20 properties with a total lettable area of 86,000 square metres.

Interim Report January-September 2006

Interim Report January-September 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 23 billions, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Kungsbacka), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Mälardalen (Örebro, Västerås, Uppsala) and Western Småland (Värnamo, Jönköping, Växjö).

The Castellum share is registered on OMX - The Nordic List Large Cap.

- Rental income for the period January-September 2006 amounted to SEKm 1,488 (SEKm 1,422 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 836 (743), equivalent to SEK 5.10 (4.53) per share.
- Income from property management improved by 9% to SEKm 662 (610), equivalent to SEK 4.04 (3.72) per share.
- Net leasing has continued its strong trend and amounted to SEKm 77 (54) during the period.

DATA PER SHARE

SEK	2006 Jan-Sept	2005 Jan-Sept	2005	2004	2003	2002	2001	2000
Income property management	4.04	3.72	5.00	4.52	4.07	3.77	3.30	2.65
Change	**+9%**		**+11%**	**+11%**	**+8%**	**+14%**	**+25%**	
Net income after tax	5.10	4.53	7.89	5.59	2.68	4.00	5.68	4.07
Change	**+13%**		**+41%**	**+109%**	**-33%**	**-30%**	**+40%**	
Dividend			2.63	2.38	2.13	1.88	1.63	1.38
Change			**+11%**	**+12%**	**+13%**	**+15%**	**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate porfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*

- *The objective is to report annual investments of at least SEKm 1,000 in properties with potential and sales of properties to which no further value can be added by management of at least SEKm 500 per year.*

- *The objective for the capital structure will be an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.*

- *The objective is to distribute at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, ***www.castellum.se***

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 662 (610), equivalent to SEK 4.04 (3.72) per share. The improvement is 9% and has been achieved chiefly through lower interest rate costs.


INCOME FROM PROPERTY MANAGEMENT PER SHARE
Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.50
1.25
1.00
0.75
0.50
0.25
0.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

During the period, changes in value on properties and derivatives amounted to, respectively, SEKm 356 (543) and SEKm 119 (–125). Net income for the period was SEKm 836 (743), equivalent to SEK 5.10 (4.53) per share.

Rental income

Group rental income amounted to SEKm 1,488 (1,422). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with in principle unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1,089 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 622 per sq.m. Rental levels have increased by 2% compared with previous year.

Castellum has a wide spread of risk in the commercial lease portfolio consisting of approx. 3,800 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate for office and retail properties were 87.1% and for warehouse and industrial properties 86.5%. Adjusted for acquisitions of properties with large vacancies the occupancy rate is 0.1%-unit higher than at the turn of the half-year. The total rental value for vacant premises amounts to approx. SEKm 315 on an annual basis.

Net leasing (i.e. annual value of gross leasing less contracts terminated) for the period was SEKm 77 (54). The positive trend in net leasing has continued during the third quarter and in all regions where Castellum is present. The time difference between reported net leasing and the effect in income thereof is estimated to between 6-18 months.


NET LEASING
Isolated quarter, SEKm
120
100
80
60
40
20
0
-20
-40
-60
-80
New leases
Terminations
Net leasing, rolling annual value
2000 2001 2002 2003 2004 2005 2006

The rental market, has been effected by the favourable situation in the Swedish economy, which has provided a continued strong demand for all types of commercial premises on Castellum's local markets. Rental levels are continuing stable.

Regarding the real estate market, both international and Swedish investors have shown a continued interest in new acquisitions and the large demand for larger portfolios remain. Any changes in prices have not been seen since the level of transactions during the third quarter, as in previous years, has been low.

Property costs

Property costs amounted to SEKm 515 (465) corresponding to SEK 258 per sq.m. (244). The increase in costs per sq.m. was 6% and is chiefly explained by higher costs for heating.

Central administrative expenses

Central administrative expenses were SEKm 48 (48). This includes costs for a profit and share price related incentive plan for senior management of SEKm 6 (10).

Net financial items

Net financial items were SEKm –263 (–299). The average interest rate level during the period was 3.7% (4.5%).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would affect net financial items by SEKm 52 during the following year, equivalent to 6% of income from property management.

Changes in value

During the period 9 properties (25) were sold for a total of SEKm 179 (468), which gave SEKm 39 (71) in realized results. The majority of the sales are residential properties being sold to tenant owners' associations.

To reflect the increase in prices seen on the real estate market during the first half-year, assessments of reduced market yields by on average 0.1 percentage unit have been made in the internal valuation. During the third quarter it has been noticed that the required market yield for single acquisitions has remained stable. The large interest in the Swedish real estate market, mainly larger portfolios, has created a premium price on portfolios compared to single acquisitions. Castellum's accounts are based on valuation of each property meaning that a market premium on portfolios may not effect fair value or changes in value in the accounts. Based upon the internal valuation the unrealized change in value during the period is calculated to SEKm 317 (472).

Castellum's average interest rate for funding was 3.9% at the end of the period. The market interest rate for a credit portfolio with the equivalent interest rate maturity structure is 3.8%. Since the market interest rate is lower there is a sub value in the interest rate portfolio, which as the end of the period, was SEKm 113 (233). During the period, the value has changed by SEKm 119 (–125), which is chiefly explained by increasing market interest rates.

Tax

Due to the opportunity to make depreciations for tax purposes, deductions of investments deductible for tax purposes and to utilize tax loss carry forwards, there are in principle no paid tax costs.

There is, however, a deferred tax cost of SEKm 296, referring to utilized tax loss carry forwards, the deferred taxation from depreciation for tax purposes and investments deductible for tax purposes, and changes in value. The remaining tax loss carry forwards have been calculated to SEKm 256.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated to well-situated working-areas with good means of communication and services.

Investments and sales

During the period, the following changes in the real estate portfolio have occurred.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2006	21 270	494
+ Acquisitions	877	22
+ Investments in existing properties	668	–
– Sales	– 140	– 9
+ Unrealized changes in value	317	–
Real estate portfolio on 30 September, 2006	22 992	507

During the period investments totalling SEKm 1,545 (911) were made, of which SEKm 877 (527) were acquisitions and SEKm 668 (384) investments in existing properties. Of the total investments, SEKm 566 related to Greater Stockholm, SEKm 424 to Greater Gothenburg, SEKm 295 to Mälardalen, SEKm 161 to the Öresund Region and SEKm 99 to Western Småland.

INVESTMENTS


Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
Investments in existing properties
Acquisitions
800
700
600
500
400
300
200
100
0
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006

CASTELLUM'S REAL ESTATE PORTFOLIO

	30-09-2006				January-September 2006						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	69	358	4 251	*11 887*	304	*1 130*	89.4%	271	73	*274*	198
Öresund Region	46	305	4 333	*14 197*	278	*1 216*	89.4%	249	66	*289*	183
Greater Stockholm	42	296	3 062	*10 330*	270	*1 215*	78.2%	212	76	*339*	136
Mälardalen	48	236	1 799	*7 632*	158	*894*	89.3%	141	43	*246*	98
Western Småland	39	207	1 577	*7 638*	135	*871*	91.9%	124	45	*288*	79
Total office/retail	**244**	**1 402**	**15 022**	***10 719***	**1 145**	***1 089***	**87.1%**	**997**	**303**	***288***	**694**
Warehouse/industrial											
Greater Gothenburg	86	507	2 980	*5 882*	241	*635*	91.9%	222	49	*129*	173
Öresund Region	40	283	1 623	*5 729*	129	*607*	80.7%	104	28	*132*	76
Greater Stockholm	33	200	1 181	*5 890*	116	*768*	83.8%	97	32	*210*	65
Mälardalen	38	151	663	*4 400*	68	*599*	85.0%	57	18	*162*	39
Western Småland	32	167	615	*3 673*	57	*454*	84.2%	48	14	*114*	34
Total warehouse/industrial	**229**	**1 308**	**7 062**	***5 397***	**611**	***622***	**86.5%**	**528**	**141**	***144***	**387**
Residential											
Gothenburg	1	1	20	*13 981*	1	*1 116*	100.0%	1	0	*361*	1
Helsingborg	1	14	215	*15 679*	11	*1 113*	99.0%	11	3	*277*	8
Total residential	**2**	**15**	**235**	***15 516***	**12**	***1 113***	**99.1%**	**12**	**3**	***285***	**9**
Total	**475**	**2 725**	**22 319**	***8 190***	**1 768**	***865***	**87.0%**	**1 537**	**447**	***219***	**1 090**
Leasing and property administration									79	*39*	– 79
Total after leasing and property administration									**526**	***258***	**1 011**
Development projects	4	19	296	–	9	–	–	4	4	–	0
Undeveloped land	28	–	377	–	–	–	–	–	–	–	–
Total	**507**	**2 744**	**22 992**	**–**	**1 777**	**–**	**–**	**1 541**	**530**	**–**	**1 011**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 1,011 accounted for above and the net operating income of SEKm 973 in the income statement is explained by the deduction of the net operating income of SEKm 4 on properties sold during the period, as well as the adjustment of the net operating income of SEKm 42 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS


Office/Retail 65%
Warehouse/
Industrial 34%
Residential 1%

RENTAL VALUE BY REGION, EXCL. PROJECTS


Greater Gothenburg 31%
Greater Stockholm 22%
Mälardalen 13%
Öresund Region 23%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2006 Jan-Sept	2005 Jan-Sept	2005 Jan-Dec
Rental value, SEK/sq.m.	865	853	851
Economic occupancy rate	87.0%	88.6%	88.1%
Property costs, SEK/sq.m.	258	244	247
Net operating income, SEK/sq.m.	495	512	502
Fair value, SEK/sq.m.	8 190	7 813	7 930
Number of properties	507	489	494
Lettable area, thousand sq.m.	2 744	2 571	2 651

SEGMENT INFORMATION

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2006 Jan-Sept	2005 Jan-Sept	2006 Jan-Sept	2005 Jan-Sept
Greater Gothenburg	481	457	479	550
Öresund Region	361	356	352	403
Greater Stockholm	283	269	218	245
Mälardalen	195	175	152	151
Western Småland	168	165	128	151
Total	**1 488**	**1 422**	**1 329**	**1 500**

Financing

FINANCING 30-09-2006


Shareholders' equity
SEKm 9 346 (40%)
Deferred tax liabilities
SEKm 2 448 (11%)
Derivatives
SEKm 113 (0%)
Interest bearing liabilities
SEKm 10 572 (46%)
Non interest bearing liabilities
SEKm 681 (3%)

Shareholders' equity

Shareholders' equity was SEKm 9,346 (8,940), representing an equity/assets ratio of 40% (42%).

In order to regulate the company's capital structure the company can repurchase 9.2 million own shares in addition to the eight million shares which were repurchased earlier.

Interest-bearing liabilities

During the period, Castellum has signed new short and long term credit agreements totalling SEKm 1,450 and issued long term bonds for SEKm 350.

As of 30 September, 2006 Castellum had long term binding credit agreements totalling SEKm 12,050 (10,956), long term bonds totalling SEKm 350 (0), short term binding credit agreements totalling SEKm 776 (422) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,976 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 3 (5), net interest-bearing liabilities were SEKm 10,569 (9,391). The average duration of Castellum's long term credit agreements as of 30 September, 2006 was 5.4 years.

The average effective interest rate as of 30 September, 2006 was 3.9% (3.5%). The average fixed interest term on the same date was 2.2 years (2.7) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 12 months was 51% (57%). During July adjustments were made in the Financial Policy. After the adjustments, the average fixed interest term will be 0.5-3 years and the share of interest rate maturity during the next 6 months will be no more than 50%.

INTEREST RATE AND LOAN MATURITY STRUCTURE 30-09-2006

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity, SEKm	Average interest rate	Credit agreements, SEKm	Utilized, SEKm
0-1 year	5 369	3.6%	3 752	3 119
1-2 years	1 600	3.2%	–	–
2-3 years	850	4.4%	1 150	450
3-4 years	450	5.3%	750	250
4-5 years	50	5.9%	2 000	950
5-10 years	2 250	4.5%	8 500	5 800
Total	**10 569**	**3.9%**	**16 152**	**10 569**

Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

Net Asset Value

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to the value range of +/– 5-10% used in property valuations, which shall reflect the uncertainty that exists in the assumptions and calculations made. Further, the effective tax is expected to be lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted.

In all this gives, with the assumption of a value range of +/– 5% on property level and with the assumption of a calculated effective tax rate of 10%, a net asset value in the range below.

NET ASSET VALUE		
SEKm		
Net asset value according to the balance sheet	9 346	
Reversed 28% deferred tax	2 448	
Uncertainty range -/+ 5% on properties	– 1 150	1 150
Pre tax net asset value	10 644	12 944
SEK/share	*65*	*79*
Calculated deferred tax 10%	– 759	– 989
Net asset value after 10% tax	9 885	11 955
SEK/share	*60*	*73*

Organization

Gunnar Östenson, who has previously been active within IKEA and Skanska has taken over as Managing Director of Fastighets AB Briggen beginning September 1, 2006. Gunnar Östenson succeeds Bengt Arne Johansson who will retire after 10 year as Managing Director.

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm 73 (–95) of which SEKm 119 (–125) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 7 (6).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consists mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,727 (3,727) and interest-bearing internal financing of the subsidiaries was SEKm 10,834 (9,925). Financing has chiefly been provided through shareholders' equity of SEKm 3,669 (4,026), of which SEKm 3,563 (3,920) is non-restricted equity, and external liabilities of SEKm 10,266 (9,387).

Election Committee

According to the Annual General Meeting's decision an election committee shall be appointed to make proposals to the Annual General Meeting 2007 regarding the number of Board members, election of members of the Board of Directors, including chairman, fees for the Board of Directors and election of Auditors.

The election committee will be established according to the Annual General Meeting's decision by the Chairman of the Board of Directors contacting the three largest shareholders at the end of the third quarter in order for them to each appoint one member to the election committee. These appointed persons, together with the Chairman of the Board of Directors as convener, shall constitute the election committee. The election committee will itself appoint its chairman among its members.

The election committee is formed by: Lázló Szombatfalvy, Lars Öhrstedt representing AFA, Åsa Nisell representing Robur, and the Chairman of the Board Jan Kvarnström.

Gothenburg 18 October, 2006

Håkan Hellström
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2006 July-Sept	2005 July-Sept	2006 Jan-Sept	2005 Jan-Sept	Rolling 12 months Oct 05-Sept 06	2005 Jan-Dec
Rental income	504	480	1 488	1 422	1 973	1 907
Operating expenses	– 76	– 67	– 292	– 254	– 391	– 353
Maintenance	– 27	– 23	– 73	– 69	– 97	– 93
Ground rent	– 4	– 4	– 13	– 12	– 17	– 16
Real estate tax	– 19	– 20	– 58	– 53	– 74	– 69
Leasing and property administration	– 24	– 24	– 79	– 77	– 108	– 106
Net operating income	**354**	**342**	**973**	**957**	**1 286**	**1 270**
Central administrative expenses	– 16	– 18	– 48	– 48	– 68	– 68
Net financial items	– 93	– 93	– 263	– 299	– 346	– 382
Income from property management	**245**	**231**	**662**	**610**	**872**	**820**
Changes in value						
Properties, realized	10	10	39	71	39	71
Properties, unrealized	21	2	317	472	706	861
Derivatives, realized	–	9	–	9	5	14
Derivatives, unrealized	– 49	21	119	– 134	199	– 54
Income before tax	**227**	**273**	**1 137**	**1 028**	**1 821**	**1 712**
Current tax	– 5	–	– 5	3	– 9	– 1
Deferred tax	– 54	– 76	– 296	– 288	– 425	– 417
Net income for the period/year	**168**	**197**	**836**	**743**	**1 387**	**1 294**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

DATA PER SHARE

	2006 July-Sept	2005 July-Sept	2006 Jan-Sept	2005 Jan-Sept	Rolling 12 months Oct 05-Sept 06	2005 Jan-Dec
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Earings after tax, SEK	1.02	1.20	5.10	4.53	8.46	7.89
Income from property management, SEK	1.49	1.41	4.04	3.72	5.32	5.00
Outstanding number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Fair value of properties, SEK	140	125	140	125	140	130
Shareholders' equity, SEK	57	51	57	51	57	55

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution. All share related key ratios have been recalculated based on the share split 4:1 carried out in April 2006.

FINANCIAL KEY RATIOS

	2006 July-Sept	2005 July-Sept	2006 Jan-Sept	2005 Jan-Sept	Rolling 12 months Oct 05-Sept 06	2005 Jan-Dec
Net operating income margin	70%	71%	65%	67%	65%	67%
Interest coverage ratio	363%	348%	352%	304%	352%	315%
Return on equity	7.5%	8.4%	10.9%	10.8%	15.6%	15.2%
Return on total capital	6.1%	6.4%	7.1%	8.7%	9.0%	10.4%
Investments, SEKm	711	175	1 545	911	1 991	1 357
Sales, SEKm	53	40	179	468	179	468
Equity/assets ratio	40%	41%	40%	41%	40%	42%
Borrowing ratio	46%	45%	46%	45%	46%	45%

BALANCE SHEET

SEKm	30 Sept 2006	30 Sept 2005	31 Dec 2005
Assets			
Investment properties	22 992	20 435	21 270
Other fixed assets	12	15	14
Current receivables	153	114	89
Cash and bank	3	41	5
Total assets	**23 160**	**20 605**	**21 378**
Shareholders' equity and liabilities			
Shareholders' equity	9 346	8 389	8 940
Deferred tax liability	2 448	1 991	2 126
Long term interest-bearing liabilities	10 572	9 215	9 396
Derivatives	113	405	233
Non interest-bearing liabilities	681	605	683
Total shareholders' equity and liabilities	**23 160**	**20 605**	**21 378**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend, March 2005	–	–	–	– 389	– 389
Net income January-September 2005	–	–	–	743	743
Shareholders' equity 30-09-2005	*41 000*	**86**	**20**	**8 283**	**8 389**
Net income October-December 2005	–	–	–	551	551
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend, March 2006	–	–	–	– 430	– 430
Share split 4:1, April 2006	*123 000*	–	–	–	-
Net income January-September 2006	–	–	–	836	836
Shareholders' equity 30-09-2006	*164 000*	**86**	**20**	**9 240**	**9 346**

CASH FLOW STATEMENT

SEKm	Jan-Sept 2006	Jan-Sept 2005	Jan-Dec 2005
Net operating income	973	957	1 270
Central administrative expenses	– 48	– 48	– 68
Reversed depreciations	4	3	5
Net financial items paid	– 209	– 323	– 446
Tax paid on income from property management	–	3	– 1
Cash flow from operating activities before change in working capital	**720**	**592**	**760**
Change in current receivables	– 50	– 18	– 32
Change in current liabilities	– 40	6	42
Cash flow from operating activities	**630**	**580**	**770**
Investments in existing properties	– 668	– 384	– 597
Property acquisitions	– 848	– 484	– 710
Change in liabilities at acquisitions of property	– 21	– 8	74
Property sales	176	468	468
Change in receivables at sales of property	– 14	– 10	30
Other net investments	– 3	– 9	– 12
Cash flow from investment activities	**– 1 378**	**– 427**	**– 747**
Change in long term liabilities	1 176	381	562
Closing derivatives	–	– 111	– 198
Dividend paid	– 430	– 389	– 389
Cash flow from financing activities	**746**	**– 119**	**– 25**
Cash flow for the period/year	**– 2**	**34**	**– 2**
Cash and bank, opening balance	5	7	7
Cash and bank closing balance	**3**	**41**	**5**

The Castellum Share

The Castellum share is registered on OMX - The Nordic List Large Cap. At the end of the period the company had about 7,600 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS

Shareholders as of 30-09-2006	Number of shares, thousand	Percentage of voting rights and capital
László Szombatfalvy	11 000	6.7%
AFA Sjukförsäkrings AB	7 281	4.5%
AMF Pensionsförsäkrings AB	3 442	2.1%
Kåpan Pensioner Försäkringsförening	2 794	1.7%
Swedbank AB	2 200	1.3%
Realinvest, Robur Aktiefond	2 169	1.3%
Tredje AP-fonden	2 132	1.3%
AFA TFA Försäkrings AB	2 116	1.3%
Societe Generale Dep Des Services	1 605	1.0%
Bengt Norman	1 300	0.8%
Other shareholders registered in Sweden	42 795	26.1%
Shareholders registered abroad	85 166	51.9%
Total outstanding shares	164 000	100.0%
Repurchased shares	8 007	
Total registered shares	172 007	

There is no potential common stock (e.g. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 30-09-2006



Sweden 48%
Of which
Funds, insurance comp etc. 21%
Private persons, private comp 24%
Trusts, associations 2%
AP-funds 1%
USA 20%
Great Britain 7%
Luxembourg 6%
The Netherlands 4%
Other 15%

The Castellum share price as at September 30, 2006 was SEK 82.50 equivalent to a market value of SEK 13.5 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 82.4 million shares were traded, equivalent to an average of 438,000 shares per day, corresponding on an annual basis to a turnover rate of 68%.

During the last 12-month period the total yield of the Castellum share has been 19.1% including dividend of SEK 2.63 per share. Since the IPO on May 23, 1997 the total yield of the Castellum share compared with a for split recalculated issue price of SEK 12.75 has been on average 24.3% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	Oct 2005 - Sept 2006	On average per year May 1997-Sept 2006
The Castellum Share	19.1%	24.3%
OMX Stockholm (SIX Return)	23.3%	10.0%
Real Estate Index Sweden (EPRA)	23.3%	19.9%
Real Estate Index Europe (EPRA)	31.0%	16.1%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23, 1997 UNTIL OCTOBER 13, 2006



Turnover, million shares per month
Share price, SEK
Q2 Q3 Q4 Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Castellum share price
Castellum share price incl. dividend
OMX Stockholm
(SIX Return incl. dividend)
Real Estate Index Sweden
(EPRA incl. dividend)
Real Estate Index Europe
(EPRA incl. dividend)
Turnover per month

CALENDAR

Year-end Report 2006	24 January, 2007
Annual General Meeting	22 March, 2007
Interim Report January-March 2007	18 April, 2007
Half-year Report January-June 2007	18 July, 2007
Interim Report January-September 2007	17 October, 2007
Year-end Report 2007	23 January, 2008
Annual General Meeting	27 March, 2008

For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00 or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

All photos in this Interim Report show the property Svetsaren 6 in Örebro.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550